May 21, 2009

Ms. Amy Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, D.C.  20549-7010

Re:	ERHC Energy Inc.
Annual Report on Form 10-K for Fiscal Year Ended September 30, 2007
Filed December 14, 2007
Annual Report on Form 10-K for Fiscal Year Ended September 30, 2008
Filed December 15, 2008
Supplemental Response Submitted March 5, 2009
File No. 0-17325

Dear Ms. Parker:

In connection with your review of ERHC Energy, Inc.’s (the “Company”) Form 10-K, we respectfully submit the following responses to the comments included in your letter of March 30, 2009.

Annual Report on Form 10-K for Fiscal Year Ended September 30, 2007

Directors and Executive Officers of the Registrant: and Corporate Governance, page 62

Comment 4

Please provide the disclosure required by Item 401 of Regulation S-K with respect to each of your executive officers. For example, we note your inclusion of James Ledbetter, Sylvan Odobulu and David Bovell as "named executive officers" in your summary compensation table at page 67, but you do not provide the disclosure required by Item 401 with respect to each such individual. See Exchange Act Rule 3b-7 for the definition of "executive officer”.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
May 21, 2009

Response

We have revised our executive Officers disclosure as follows:

David Bovell, Vice President - Corporate Development

David A. Bovell 51, holds the position of Vice President - Corporate Development, and has been with the Company since 2008. Prior to joining the ERHC and since 1993, Mr. Bovell served as a Managing Director for Green Corporate Finance Ltd, in the United Kingdom.  Mr. Bovell has a Bachelor of Commerce in Economics & Financial Management from the University of Cape Town. He is a Certified Institute of Chartered Accountants (South Africa), and a member of UK Institute of Chartered Management Accountants.

James Ledbetter, Vice President - Technical

James Ledbetter 54, holds the position of Vice President – Technical, and has been with the Company since 2006. From 2001 until joining ERHC,  Mr. Ledbetter served as a technology coordinator for Saudi Aramco's Research & Technology Division. He is a member of Society of Petroleum Engineers, American Petroleum Institute and Association of International Petroleum Negotiators.  Mr. Ledbetter has a Bachelor of Science degree in Petroleum Engineering and a Master degree in Business Administration from the University of Tulsa.

Sylvan Odobulu, Controller and Principal Accounting Officer

Sylvan Odobulu 48, holds the position of Controller and administrator, and has been with the Company since 2006. Prior to joining ERHC, Mr. Odobulu was employed by Ernst and Young LLP, serving in various capacities, most recently as an Accounting Supervisor.  He holds a Bachelor of Science degree from the University of North Texas, majoring in Accounting.